Exhibit 99.1

31 MW Solar Sites in Nova Scotia to be Developed by SolarBank

●	Nova Scotia has recently announced a community solar program

●	Over 4,000 homes expected to be provided with green energy once operational.

Toronto, Ontario, April 26, 2024 — SolarBank Corporation (Nasdaq: SUUN; Cboe CA: SUNN; FSE: GY2) (“SolarBank” or the “Company”) announces that it has partnered with TriMac Engineering of Sydney, Nova Scotia to develop a 10 MW DC community solar garden in the rural community of Enon, and three 7 MW DC projects in Sydney, Halifax and Annapolis, Nova Scotia respectively (the “Projects”). The Projects are being developed under a Community Solar Program that was announced by the Government of Nova Scotia on March 1, 2024 and are owned by AI Renewable Fund.

The highlights of the Community Solar Program are as follows:

●	Add up to 100MW of clean, renewable solar generation to the grid, helping to reduce Nova Scotia’s dependence on fossil fuels and mitigate climate change;

●	one megawatt of solar power can power about 131 homes for a year;

●	each community solar garden can produce up to 10 megawatts of power;

●	eligible groups can work together to build and own a solar garden; and

●	subscribers will get a solar energy credit of $0.02 per kilowatt hour on their power bill for energy generated by their subscription, administrated by Nova Scotia Power Inc.

There are many reasons why people can’t install solar panels on their homes, including lack of roof space, too much shade, living in an apartment, condo or other shared housing arrangement, or cost. The Community Solar Program will make solar energy an option for people in these situations. New gardens under the Community Solar Program are expected to be up and running by spring 2026.

TriMac and SolarBank are currently planning to apply for Community Solar Program Contract from the province by July 2024. If approved, construction would be expected to commence in 2025.

There are several risks associated with the development of the Projects detailed in this press release. The development of any project is subject to the availability of third-party financing arrangements for the project owners and the risks associated with the construction of a solar power project. There is no certainty the Projects disclosed in this press release will be approved by the Nova Scotia government, financed, constructed, completed or that they will operate in accordance with their design capacity. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

Investor Relations Agreement

The Company also announces that it has entered into an agreement with Gold Standard Media, LLC (“GSM”) pursuant to which GSM and its affiliates has agreed to provide financial publishing and digital marketing services including creating landing pages, native ads, email market and influencer endorsements. Certain services to be provided by GSM are anticipated to include ‘investor relations activities’. GSM will distribute through a variety of different platforms and media types across the Internet.

The agreement is for a four month term commencing April 29, 2024 with the Company having the right to terminate at any time on written notice. The Company has budgeted up to US$500,000 for the financial publishing and digital marketing services of GSM, which include facilitating the creation and distribution of marketing materials (including print, digital and video), landing pages, on-line banner and native ads, and social media investor marketing.

GSM is a limited liability company existing under the laws of the State of Texas with an office at 723 W, University Ave. #110-283 Georgetown Texas. GSM uses third party service providers for the purpose of these marketing activities. GSM, and its affiliates Future Money Trends LLC, Wealth Research Group LLC and Portfolio Wealth Group LLC are controlled by Kenneth Ameduri, Juliet Ameduri and Lior Gantz. GSM and its principals are arm’s length to the Company.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 70 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this press release; the number of homes expected to be powered by the Company’s development projects; the reduction of carbon emissions; the receipt of incentives for the projects; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form for the most recently completed financial year, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.